October 10, 2024

Dennis O   Leary
Chief Executive Officer
DarkPulse, Inc.
815 Walker Street, Suite 1155
Houston, TX 77002

       Re: DarkPulse, Inc.
           Amendment No. 2 to Registration Statement on Form S-1
           September 12, 2024
           File No. 333-276114
Dear Dennis O   Leary:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 29, 2024 letter.

Amendment No. 2 to Form S-1
Prospectus Summary, page 2

1. We note your revisions made in response to prior comment 1. As you only recently completed development activities of your BOTDA system and built two units for demonstration to customers, please provide the bases for your claims about the abilities, applications and advantages of your BOTDA technology and systems. In addition, discuss the components of a BOTDA system unit and how a customer would deploy the system as currently built.
 October 10, 2024
Page 2
Risk Factors
Due to the failure of GSD to consummate a business combination with DarkPulse by
February 9, 2024..., page 7

2. You indicate that you have expended an estimated $1,821,823 in connection with the attempted business combination with Global System Dynamics, Inc. ("GSD"). Please add to this total the $1.5 million you paid to become GSD's sponsor. Disclose whether
       GSD has redeemed the remaining public shares and has been liquidated and dissolved.
       Disclose whether you are or could be responsible for the costs of liquidation and dissolution or the claims of creditors.
Equity Financing Agreement, page 31

3. Please disclose why you entered into the Third Amended Equity Financing Agreement with GHS Investments LLC on August 14, 2024.
Acquisitions, page 53

4. In response to prior comment 7, you point to the Form 8-K/A filed on May 24, 2024 that reported that, "After signing the Agreement [with Optilan (UK) Limited (in liquidation) and the joint liquidators], the Company and the parties to the Agreement discovered ambiguity in certain language within the Agreement most notably related to (3) 'Applicable Intellectual Property Rights' and (1) 'Excluded Intellectual Property
       Rights.' The Company has made a partial payment of $30,000 toward the Purchase
       Price and is conducting additional due diligence. Once the remaining due diligence is completed, the Company will make the final payment $35,000 and close the acquisitions." Please indicate the nature of the ambiguity and when you became aware
       of the ambiguity. Furthermore, in light of the fact that the agreement was entered into and closed on September 11, 2024, disclose how the ambiguity was resolved and whether any revisions or supplemental agreements were made with respect to how the ambiguity was resolved. If material, file the agreement as an exhibit. If you do not believe the agreement should be filed, explain why and supplementally provide us with a copy of the agreement.
5. Please specify what assets you received under the sale agreement with Optilan (UK)
       Limited (in liquidation), what was excluded and the extent to which the assets can be used in your operations. It appears that you now own the shares of the two Optilan entities and certain intellectual property rights, but do not have any of their facilities, operating assets, works-in-progress, raw materials, insurance policies, employees or the "Excluded Intellectual Property Rights."
Legal Proceedings, page 60

6.     Refer to the legal proceeding, TJM West, Inc v Thomas J McCarthy Family
Limited
       Partnership. Please clarify what facilities are at issue and whether the facilities are the company's manufacturing facilities. You indicate that you were locked out of TJM
       West's facilities, received a temporary restraining order and that the landlord terminated the lease. Disclose if you currently have access to or a lease for the facilities. If material, discuss the impact of this legal proceeding on the company through risk factor disclosure and in your management's discussion and analysis. In
 October 10, 2024
Page 3

       this regard, we note your disclosure that your sales of products are primarily generated from your TJM subsidiaries and that you generated no revenues from TJM Electronics
       West, Inc. in the first six months of 2024.
7.     Please expand your disclosure about the settlement agreement with GS
Capital
       Partners LLC to describe the history of the legal proceedings and the terms of the settlement agreement. Add a risk factor that discusses the terms of the settlement agreement and its dilutive effects on shareholders and the market price of your shares.
       Disclose the number of shares you would have to issue to GS Capital Partners to satisfy the judgement based on your most recent volume weighted average price.
Security Ownership of Certain Beneficial Owners and Management, page 68

8. You indicate throughout the registration statement that Dennis O'Leary holds all 100 shares of Series A Super Voting preferred stock through which he has majority control over the voting power of the company. Disclose the material terms of this
       Series A preferred stock. Include these shares in the beneficial ownership table. Since both the Series A and Series D preferred shares have super-voting rights, add a column to the beneficial ownership table to disclose the percentage voting power of each person.
Recent Sales of Unregistered Securities, page II-5

9. Please explain why you removed from the table showing the shares sold pursuant to the 2022 Equity Finance Agreement with GHS Investments (i) one of the 10/14/22 sales of 35,628,020 shares for $500,000, and (ii) the 9/5/23 sale of 100 million shares for $100,000. Your response to prior comment 10 does not explain this change to the table.
       Please contact Kathleen Krebs at 202-551-3350 or Larry Spirgel at 202-551-3815
with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Technology
cc:   Brian Higley, Esq.